Exhibit 99.1

News Release

November 2, 2017

Turquoise Hill announces financial results and review of operations for the third quarter of 2017

Turquoise Hill Resources today announced its financial results for the quarter ended September 30, 2017. All figures are in U.S. dollars unless otherwise stated.

HIGHLIGHTS

●	Oyu Tolgoi achieved an All Injury Frequency Rate of 0.25 per 200,000 hours worked for the nine months ended September 30, 2017.

●	During Q3’17, underground lateral development made good progress and since the re-start of development a total of 5.4 equivalent kilometres has been completed.

●	Shaft 2 sinking was at 1,249 metres at the end of Q3’17 and sinking is expected to be complete by the end of 2017 with fit out occurring over 2018.

●	During September 2017, the underground development team achieved the best sinking rate for Shaft 5 since project restart averaging 2.6 metres per day.

●	At the end of Q3’17, total underground project spend since re-start and capital commitments totaled $1.9 billion.

●	First draw bell is planned for mid-2020 and sustainable first production in 2021.

●	Oyu Tolgoi set three operational records during Q3’17 for total material mined, ore treated and average daily concentrator throughput.

●	Revenue of $246.9 million in Q3’17 increased 21.2% over Q2’17 reflecting higher copper and gold prices partly offset by lower concentrate sales.

●	Cash generated from operating activities before interest and taxes in Q3’17 was $94.7 million and $234.7 million year-to-date at the end of Q3’17.

●	In Q3’17, the Company recorded net income attributable to owners of Turquoise Hill of $65.3 million or $0.03 per share.

●	Copper production in Q3’17 was essentially flat compared to Q2’17 while gold production increased 29.2% over Q2’17 due to higher head grades from the medium-grade stockpile and Phase 4A.

●	For Q3’17, Oyu Tolgoi’s cost of sales was $2.43 per pound of copper sold; C1 cash costs were $1.83 per pound of copper produced and all-in sustaining costs were $2.76 per pound of copper produced[1].

●	Operating cash costs[1] of $161.9 million for Q3’17 were relatively flat over Q2’17 while year-to-date operating cash costs of $494.0 million at the end of Q3’17 declined 17.7% over year-to-date Q3’16.

●	Turquoise Hill’s cash and cash equivalents at September 30, 2017 were approximately $1.5 billion.

[1]	Please refer to the NON-GAAP MEASURES of this press release for further information.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com

FINANCIAL RESULTS

In Q3’17, the Company recorded net income attributable to owners of Turquoise Hill of $65.3 million ($0.03 per share) compared with net loss attributable to owners of Turquoise Hill of $31.4 million ($0.02 loss per share) in Q3’16, an increase of $96.7 million as the result of adjustments to recognize additional deferred tax assets and higher copper and gold prices. Cost of sales for Q3’17 was $197.8 million compared with $232.5 million in Q3’16 reflecting lower volumes of concentrates sold, partly offset by an increased cost of production due to grade reductions. Cash generated from operating activities before interest and taxes in Q3’17 was $94.7 million compared with $24.0 million in Q3’16, mainly reflecting the impact of higher copper and gold prices. Capital expenditure on property, plant and equipment was $234.0 million on a cash basis in Q3’17 compared to $74.4 million in Q3’16, attributed principally to underground and a lesser amount for open-pit capital activities.

Turquoise Hill’s cash and cash equivalents at September 30, 2017 were approximately $1.5 billion.

OYU TOLGOI

The Oyu Tolgoi mine is approximately 550 kilometres south of Ulaanbaatar, Mongolia’s capital city, and 80 kilometres north of the Mongolia-China border. Mineralization on the property consists of porphyry-style copper, gold, silver and molybdenum contained in a linear structural trend (the Oyu Tolgoi Trend) of deposits throughout this trend. They include, from south to north, the Heruga Deposit, the Oyut deposit and the Hugo Dummett deposits (Hugo South, Hugo North and Hugo North Extension).

The Oyu Tolgoi mine was initially developed as an open-pit operation. The copper concentrator plant, with related facilities and necessary infrastructure, was originally designed to process approximately 100,000 tonnes of ore per day from the Oyut open pit. However since 2014, the concentrator has improved operating practices and gained experience, which has helped achieve a consistent throughput of over 110,000 tonnes per day. This is expected to continue through 2017 with softer ores from the Central zone.

In August 2013, development of the underground mine was suspended pending resolution of matters with the Government of Mongolia. Following signing of the Oyu Tolgoi Underground Mine Development and Financing Plan (Underground Plan) in May 2015 and the signing of a $4.4 billion project finance facility in December 2015, Oyu Tolgoi received the formal notice to proceed approval by the boards of Turquoise Hill, Rio Tinto and Oyu Tolgoi LLC in May 2016, which was the final requirement for the re-start of underground development. Underground construction recommenced in May 2016.

Oyu Tolgoi is expected to be the world’s third-largest copper mine at peak production in 2025. Copper production is expected to increase by more than 300% between 2017 and 2025 when Hugo North Lift 1 reaches peak production. Average production from 2025 to 2030 is expected to be more than 550,000 tonnes of copper per year.

Underground development progress

The main focus of underground development programs during Q3’17 continued to be underground lateral development, sinking of Shafts 2 and 5, support infrastructure and the convey-to-surface system, which all progressed during the quarter. Approximately 89% of the underground workforce are Mongolian nationals. After more than a year of construction progress, Rio Tinto is currently undertaking a schedule and cost review, which is common with large-scale, complex development project such as Hugo North Lift 1. The Company continues to expect the first draw bell in mid-2020 and sustainable first production in 2021.

Oyu Tolgoi spent $205.6 million on underground expansion during Q3’17. As of September 30, 2017, total underground project spend since January 1, 2016 was $753.5 million. In addition, Oyu Tolgoi had further capital commitments2 of $1.1 billion as of September 30, 2017.

[2]	Please refer to the NON-GAAP MEASURES section of this press release for further information.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com
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During Q3’17, underground lateral development made good progress with approximately 1.4 equivalent kilometres completed. Since the re-start of development, a total of 5.4 equivalent kilometres of lateral development has been completed. During Q3’17, the third development crew was deployed. Crews four and five were in training during the quarter and are expected to be deployed during Q4’17. Also during Q3’17, commissioning of the new 3,500 tonne per day development crusher was completed. With the deployment of crews four and five, a step up in lateral development rates is expected to begin in Q4’17. At the end of Q3’17, lateral development was in-line with the development timeline in the 2016 Oyu Tolgoi Technical Report.

At the end of Q3’17, Shaft 2 sinking was at 1,249 metres and work had commenced on the service-level excavation that has a floor at 1,256 metres. Shaft 2 sinking is expected to be complete in 2017 at a final depth of 1,284 metres with fit out occurring over 2018. Shaft 2 is key to future increases in lateral development activity.

Shaft 5 sinking progressed approximately 214 metres during Q3’17. During September, the underground team achieved the best sinking rate for Shaft 5 since project re-start averaging 2.6 metres per day. Sinking of Shaft 5 began slower than expected due to an extended construction re-start period and lower productivity with completion now likely in early 2018. When completed, Shaft 5 will be dedicated to ventilation thereby increasing the capacity for underground activities; however, with good early progress and continued on-plan lateral development, the completion of Shaft 5 sinking in early 2018 is not expected to materially impact the lateral development plan.

The following table outlines the status of shafts for underground development as of September 30, 2017.

	Shaft 1 (early development and ventilation)	Shaft 2 (production and ventilation)	Shaft 5 (ventilation)	Shaft 3 (ventilation)	Shaft 4 (ventilation)
Total Depth	1,385 metres	1,284 metres	1,178 metres	1,148 metres	1,149 metres
Diameter	6.7 metres	10 metres	6.7 metres	10 metres	11 metres
Completion	2008	Expected 2017	Expected 2018	Expected 2021	Expected 2021
Remaining	Complete	~35 metres	~300 metres	Not started	Not started

Supporting infrastructure progressed during Q3’17. The first two buildings of the new camp are expected to commence occupancy in Q4’17.

During Q3’17, development of the convey-to-surface decline continued to progress with month-on-month improvement resulting from the use of project-wide process optimization techniques. The convey-to-surface system is the eventual route of the full 95,000 tonne per day underground ore delivery system to the concentrator; however, it is not a critical path item for first draw bell planned in mid-2020. Expected completion of the convey-to-surface system is 2022, which will facilitate the ramp up to full production by 2027.

Q3’17 operational performance

Safety is a major focus throughout Oyu Tolgoi’s operations and the mine’s management is committed to reducing risk and injury. Oyu Tolgoi achieved a strong All Injury Frequency Rate of 0.25 per 200,000 hours worked for the nine months ended September 30, 2017.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com
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Key financial metrics for Q3’17 are as follows:

Oyu Tolgoi Key Financial Metrics(1)

($ in millions, unless otherwise noted)	3Q 2016	4Q 2016	1Q 2017	2Q 2017	3Q 2017	9 months 2016	9 months 2017	Full Year 2016

Revenue	226.3	224.6	237.5	203.7	246.9	978.7	688.1	1,203.3

Concentrates sold (‘000 tonnes)	206.2	181.9	190.2	182.0	176.6	646.6	548.8	828.6

Revenue by metals in concentrates

Copper	174.2	178.5	196.6	173.7	209.2	584.1	579.5	762.6

Gold	45.8	42.8	37.5	26.6	34.2	377.1	98.3	419.9

Silver	6.3	3.3	3.4	3.3	3.5	17.6	10.3	20.8

Cost of sales	232.5	184.3	194.4	188.9	197.8	677.5	581.0	861.8

Production and delivery costs	134.3	112.5	120.7	117.7	123.4	401.4	361.8	513.9

Depreciation and depletion	88.5	79.5	78.3	75.0	77.4	266.4	230.7	345.9

Capital expenditure on cash basis	74.4	142.7	147.9	205.2	234.0	183.6	587.1	326.3

Underground	46.7	121.0	136.4	184.7	205.6	105.8	526.7	226.8

Open pit(2)	27.7	21.7	11.5	20.5	28.4	77.8	60.4	99.5

Royalties	13.9	13.0	14.3	12.5	14.5	55.1	41.4	68.1

Operating cash costs(3)	187.8	175.4	168.4	163.6	161.9	599.9	494.0	775.3

Unit costs ($)

Cost of sales (per pound of copper sold)	2.31	2.22	2.23	2.30	2.43	2.03	2.32	2.07

C1 (per pound of copper produced)(3)	1.56	1.57	1.85	1.92	1.83	0.86	1.87	1.02

All-in sustaining (per pound of copper produced)(3)	2.00	1.90	2.15	2.27	2.76	1.36	2.39	1.48

(1)

Any financial information in this press release should be reviewed in conjunction with the Company‘s consolidated financial statements or condensed interim consolidated financial statements for the reporting periods indicated.

(2)	Open-pit capital expenditure includes both sustaining and non-underground development activities.
(3)	Please refer to the NON-GAAP MEASURES section of this press release for further information.

Revenue of $246.9 million in Q3’17 increased 21.2% over Q2’17 reflecting higher copper and gold prices partly offset by lower volumes of concentrate sales.

Q3’17 cost of sales was $197.8 million compared to $188.9 million in Q2’17 reflecting increased cost of production due to increased ore treated at lower copper grade.

Capital expenditure on a cash basis for Q3’17 was $234.0 million compared to $205.2 million in Q2’17, comprising amounts attributed to the underground project and open pit activities of $205.6 million and $28.4 million respectively. Open-pit capital expenditure includes deferred stripping of $17.2 million and tailings storage facility spending of $2.8 million.

Total operating cash costs3 at Oyu Tolgoi were relatively flat at $161.9 million in Q3’17 compared to $163.6 million in Q2’17. Operating cash costs include the 5% royalty payable to the Government of Mongolia and exclude deferred stripping costs.

Cost of sales was $2.43 per pound of copper sold in Q3’17, compared with $2.30 per pound of copper sold in Q2’17 resulting from increased cost of production due to copper grade reductions.

Oyu Tolgoi’s C1 cash costs3 in Q3’17 were $1.83 per pound of copper produced, a decrease from $1.92 per pound of copper produced in Q2’17, mainly due to higher gold sales revenues resulting from higher gold prices.

All-in sustaining costs3 in Q3’17 were $2.76 per pound of copper produced, compared with $2.27 per pound of copper produced in Q2’17, with the increase mainly due to inventory write offs and an increase in sustaining capital in Q3’17.

3 Please refer to the NON-GAAP MEASURES section of this press release for further information.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com
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Key operational metrics for Q3’17 are as follows:

Oyu Tolgoi Production Data

All data represents full production and sales on a 100% basis

	3Q 2016	4Q 2016	1Q 2017	2Q 2017	3Q 2017	9 months 2016	9 months 2017	Full Year 2016

Open pit material mined (‘000 tonnes)	25,739	25,615	24,333	25,193	27,466	71,322	76,992	96,938

Ore treated (‘000 tonnes)	9,146	9,819	10,087	9,637	10,615	28,333	30,339	38,152

Average mill head grades:

Copper (%)	0.66	0.61	0.51	0.51	0.48	0.67	0.50	0.65

Gold (g/t)	0.21	0.25	0.15	0.16	0.18	0.39	0.16	0.36

Silver (g/t)	1.99	1.50	1.30	1.38	1.34	1.95	1.34	1.83

Concentrates produced (‘000 tonnes)	203.2	206.7	176.0	171.0	170.0	639.8	517.0	846.6

Average concentrate grade (% Cu)	22.9	22.0	21.6	21.8	21.7	24.4	21.7	23.8

Production of metals in concentrates:

Copper (‘000 tonnes)	46.6	45.5	38.1	37.2	36.9	155.9	112.1	201.3

Gold (‘000 ounces)	37	49	25	24	31	251	80	300

Silver (‘000 ounces)	361	273	215	236	239	1,147	689	1,420

Sales of metals in concentrates:

Copper (‘000 tonnes)	45.7	37.6	39.5	37.3	36.9	151.3	113.6	188.9

Gold (‘000 ounces)	38	39	32	23	29	307	84	347

Silver (‘000 ounces)	341	239	205	222	229	1,041	656	1,280

Metal recovery (%)

Copper	78.0	76.6	74.9	74.6	73.5	82.4	74.3	81.0

Gold	62.0	63.4	48.8	47.7	51.2	69.7	49.4	68.5

Silver	61.7	57.2	51.8	53.9	52.8	64.7	51.8	63.1

During Q3’17, Oyu Tolgoi set three operational records for total material mined, ore treated and average daily concentrator throughput. Copper production in Q3’17 was essentially flat compared to Q2’17 while Q3’17 gold production increased 29.2% over Q2’17 due to higher head grades from the medium-grade stockpile and Phase 4A. In Q3’17, open pit material mined increased 9.0% over Q2’17 and ore treated increased 10.1% over Q2’17. During Q2’17, the concentrator underwent a scheduled maintenance shutdown. Average daily concentrator throughput for Q3’17 of 115,400 tonnes per day increased 8.9% over Q2’17. Higher gold grades during Q3’17 resulted in a 26.1% increase in gold sales volumes compared to Q2’17.

Operational outlook

Oyu Tolgoi is expected to produce 130,000 to 160,000 tonnes of copper and 100,000 to 140,000 ounces of gold in concentrates for 2017. Open-pit operations are expected to mine in Phases 4 and 6 during the year. In addition, stockpiled ore will continue to be processed during the year.

Funding of Oyu Tolgoi by Turquoise Hill

In accordance with the Amended and Restated Shareholders’ Agreement (ARSHA) dated June 8, 2011, Turquoise Hill has funded Oyu Tolgoi’s cash requirements beyond internally generated cash flows by a combination of equity investment and shareholder debt.

For amounts funded by debt, Oyu Tolgoi must repay such amounts, including accrued interest, before it can pay common share dividends. As of September 30, 2017, the aggregate outstanding balance of shareholder loans extended by subsidiaries of the Company to Oyu Tolgoi was $3.6 billion, including accrued interest of $0.3 billion. These loans bear interest at an effective annual rate of LIBOR plus 6.5%.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com
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In accordance with the ARSHA, a subsidiary of the Company has funded the common share investments in Oyu Tolgoi on behalf of Erdenes. These funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable, by Erdenes to a subsidiary of the Company, via a pledge over Erdenes’ share of Oyu Tolgoi common share dividends. Erdenes also has the right to reduce the outstanding balance by making cash payments at any time. As of September 30, 2017, the cumulative amount of such funding was $0.8 billion, representing 34% of invested common share equity; unrecognized interest on the funding amounted to $0.4 billion.

CORPORATE ACTIVITIES

Director Resignation

The Turquoise Hill Board of Directors accepted the resignation of director Craig Stegman effective September 13, 2017. Dr. Stegman resigned from the Turquoise Hill board as a result of relocating to Australia and increased professional responsibilities at Rio Tinto.

New Chief Financial Officer

Turquoise Hill appointed Luke Colton as Chief Financial Officer effective October 9, 2017. Mr. Colton has more than 15 years of financial experience and since 2013 served as Chief Financial Officer of Richards Bay Minerals in South Africa.

NON-GAAP MEASURES

The Company presents and refers to the following non-GAAP measures, which are not defined in IFRS. A description and calculation of each measure is given below and may differ from similarly named measures provided by other issuers. These measures are presented in order to provide investors and other stakeholders with additional understanding of performance and operations at Oyu Tolgoi and are not intended to be used in isolation from, or as a replacement for, measures prepared in accordance with IFRS.

Operating cash costs

The measure of operating cash costs excludes: depreciation and depletion; exploration and evaluation; charges for asset write-down (including write-down of materials and supplies inventory) and includes management services payments to Rio Tinto and management services payments to Turquoise Hill which are eliminated in the consolidated financial statements of the Company.

C1 cash costs

C1 cash costs is a metric representing the cash cost per unit of extracting and processing the Company’s principal metal product, copper, to a condition in which it may be delivered to customers net of gold and silver credits from concentrates sold. It is provided in order to support peer group comparability and to provide investors and other stakeholders with additional information about the underlying cash costs of Oyu Tolgoi and the impact of gold and silver credits on the operations’ cost structure. C1 cash costs are relevant to understanding the Company’s operating profitability and ability to generate cash flow. When calculating costs associated with producing a pound of copper, the Company deducts gold and silver revenue credits as the production cost is reduced as a result of selling these products.

All-in sustaining costs

All-in sustaining costs (AISC) is an extended cash based cost metric providing further information on the aggregate cash, capital and overhead outlay per unit and is intended to reflect the costs of producing the Company’s principal metal product, copper, in both the short term and over the life-cycle of its operations; as a result, sustaining capital expenditure on a cash basis is included rather than depreciation. As the measure seeks to present a full cost of copper production associated with sustaining current operations, development project capital is not included. AISC allows Turquoise Hill to assess the ability of Oyu Tolgoi to support sustaining capital expenditures for future production from the generation of operating cash flows.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com
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A reconciliation of total operating cash costs, C1 cash costs and all-in sustaining costs is provided below.

	Operating and unit costs
	(Three Months Ended)		(Nine Months Ended)
C1 costs (Stated in $000’s of dollars)	September 30, 2017	June 30, 2017	September 30, 2017	September 30, 2016
Cost of sales	197,774	188,857	581,010	677,533
Cost of sales: $/lb of copper sold	2.43	2.30	2.32	2.03
Depreciation and depletion	(77,355)	(75,010)	(230,653)	(266,361)
Provision against carrying value of copper-gold concentrate	2,967	3,807	11,429	(9,706)
Change in inventory	(16,579)	(9,397)	(30,144)	(45,891)
Other operating expenses	74,465	35,638	150,760	243,202
Less:
- Inventory (write-down) reversal	(25,040)	13,908	(4,978)	(23,420)
- Depreciation	(797)	(829)	(2,656)	(4,362)
Management services payment to Turquoise Hill	6,508	6,615	19,206	28,894

Operating cash costs	161,943	163,589	493,974	599,889
Operating cash costs: $/lb of copper produced	1.99	1.99	2.00	1.75
Adjustments to operating cash costs(1)	24,948	24,134	77,052	89,712
Less: Gold and silver revenues	(37,742)	(29,924)	(108,603)	(394,683)

C1 costs ($‘000)	149,149	157,799	462,423	294,918

C1 costs: $/lb of copper produced	1.83	1.92	1.87	0.86

All-in sustaining costs (Stated in $000’s of dollars)
Corporate administration	4,099	5,662	14,253	13,495
Asset retirement expense	1,771	1,467	4,914	4,292
Royalty expenses	14,532	12,547	41,428	55,083
Ore stockpile and stores write-down (reversal)	25,040	(13,908)	4,978	23,420
Other expenses	1,554	1,855	2,782	5,655
Sustaining cash capital including deferred stripping	28,331	20,337	60,342	68,892

All-in sustaining costs ($‘000)	224,476	185,759	591,120	465,755

All-in sustaining costs: $/lb of copper produced	2.76	2.27	2.39	1.36

(1)

Adjustments to operating cash costs include: treatment, refining and freight differential charges less the 5% Government of Mongolia royalty and other expenses not applicable to the definition of C1 cost.

Working capital

Consolidated working capital comprises those components of current assets and liabilities which support and result from the Company’s ongoing running of its current operations. It is provided in order to give a quantifiable indication of the Company’s short-term cash generation ability and business efficiency. As a measure linked to current operations and the sustainability of the business, working capital excludes: non-trade receivables and payables; financing items; cash and cash equivalents; deferred revenue and non-current inventory.

A reconciliation of consolidated working capital to the financial statements and notes is provided below.

Working capital (Stated in $000’s of dollars)	September 30, 2017	December 31, 2016
Inventories (current)	$217,560	$260,668
Trade and other receivables	32,540	42,557
Trade and other payables:
- trade payables and accrued liabilities	(284,967)	(196,716)
- payable to related parties	(45,078)	(37,248)
Consolidated working capital	$(79,945)	$69,261

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com
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Contractual obligations

Section 9 of the Company’s MD&A discloses contractual obligations in relation to the Company’s lease, purchase and asset retirement obligations. Amounts relating to these obligations are calculated on the basis of the Company carrying out its future business activities and operations as planned at the period end. As such, contractual obligations presented in the MD&A will differ from amounts presented in the financial statements, which are prepared on the basis of minimum uncancellable commitments to pay in the event of contract termination. The MD&A presentation of contractual obligations is provided in order to give an indication of future expenditure, for the disclosed categories, arising from the Company’s continuing operations and development projects.

A reconciliation of contractual obligations at September 30, 2017 to the financial statements and notes is provided below.

	Purchase	Operating leases	Finance leases	Decommissioning
	obligations			obligations
Commitments (MD&A)	$1,096,560	$688,362	$12,629	$261,709
Cancellable obligations (net of exit costs)	(906,921)	(167,383)	-	-

Accrued capital expenditure	(135,582)	-	-	-
Discounting and other adjustments	-	-	-	(139,004)
Financial statement amount	$54,057	$520,979	$12,629	$122,705

QUALIFIED PERSON

Disclosure of a scientific or technical nature in this MD&A in respect of the Oyu Tolgoi mine was prepared under the supervision of Bernard Peters, Technical Director – Mining, OreWin Pty Ltd., B. Eng. (Mining), FAusIMM (201743), and Sharron Sylvester, Technical Director – Geology, OreWin Pty Ltd., BSc (Geol.), RPGeo AIG (10125). Each of these individuals is a “qualified person” as that term is defined in National Instrument Standards of Disclosure for Mineral Projects (NI 43-101).

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com
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SELECTED QUARTERLY DATA

($ in millions, except per share information)	Quarter Ended
	Sep-30	Jun-30	Mar-31	Dec-31
	2017	2017	2017	2016
Revenue
Copper-gold concentrate	$246.9	$203.7	$237.5	$224.6
Total revenue	$246.9	$203.7	$237.5	$224.6

Net income from continuing operations attributable to owners	$65.3	$23.8	$41.0	$93.3
Loss from discontinued operations attributable to owners	-	-	-	-
Net income attributable to owners of Turquoise Hill	$65.3	$23.8	$41.0	$93.3

Basic income per share attributable to owners of Turquoise Hill
Continuing operations	$0.03	$0.01	$0.02	$0.05
Discontinued operations	-	-	-	-
Total	$0.03	$0.01	$0.02	$0.05

Diluted income per share attributable to owners of Turquoise Hill
Continuing operations	$0.03	$0.01	$0.02	$0.05
Discontinued operations	-	-	-	-
Total	$0.03	$0.01	$0.02	$0.05

	Quarter Ended
	Sep-30	Jun-30	Mar-31	Dec-31
	2016	2016	2016	2015
Revenue
Copper-gold concentrate	$226.3	$329.7	$422.7	$355.6
Total revenue	$226.3	$329.7	$422.7	$355.6

Net income (loss) from continuing operations attributable to owners	$(31.4)	$29.8	$118.9	$179.7
Loss from discontinued operations attributable to owners	-	-	-	(8.7)
Net income (loss) attributable to owners of Turquoise Hill	$(31.4)	$29.8	$118.9	$171.0

Basic income (loss) per share attributable to owners of Turquoise Hill
Continuing operations	$(0.02)	$0.01	$0.06	$0.09
Discontinued operations	-	-	-	-
Total	$(0.02)	$0.01	$0.06	$0.09

Diluted income (loss) per share attributable to owners of Turquoise Hill
Continuing operations	$(0.02)	$0.01	$0.06	$0.09
Discontinued operations	-	-	-	-
Total	$(0.02)	$0.01	$0.06	$0.09

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com
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KEY STATISTICS1

	3Q 2016	4Q 2016	1Q 2017	2Q 2017	3Q 2017	9 months 2016	9 months 2017	Full Year 2016

Operating results
Open pit material mined (‘000 tonnes)	25,739	25,615	24,333	25,193	27,466	71,322	76,992	96,938
Ore treated (‘000 tonnes)	9,146	9,819	10,087	9,637	10,615	28,333	30,339	38,152
Average mill head grades:
Copper (%)	0.66	0.61	0.51	0.51	0.48	0.67	0.50	0.65
Gold (g/t)	0.21	0.25	0.15	0.16	0.18	0.39	0.16	0.36
Silver (g/t)	1.99	1.50	1.30	1.38	1.34	1.95	1.34	1.83
Concentrates produced (‘000 tonnes)	203.2	206.7	176.0	171.0	170.0	639.8	517.0	846.6
Average concentrate grade (% Cu)	22.9	22.0	21.6	21.8	21.7	24.4	21.7	23.8
Production of metals in concentrates:
Copper (‘000 tonnes)	46.6	45.5	38.1	37.2	36.9	155.9	112.1	201.3
Gold (‘000 ounces)	37	49	25	24	31	251	80	300
Silver (‘000 ounces)	361	273	215	236	239	1,147	689	1,420
Sales of metals in concentrates:
Copper (‘000 tonnes)	45.7	37.6	39.5	37.3	36.9	151.3	113.6	188.9
Gold (‘000 ounces)	38	39	32	23	29	307	84	347
Silver (‘000 ounces)	341	239	205	222	229	1,041	656	1,280
Metal recovery (%)
Copper	78.0	76.6	74.9	74.6	73.5	82.4	74.3	81.0
Gold	62.0	63.4	48.8	47.7	51.2	69.7	49.4	68.5
Silver	61.7	57.2	51.8	53.9	52.8	64.7	51.8	63.1

Financial results ($ in millions, unless otherwise noted)
Revenue	226.3	224.6	237.5	203.7	246.9	978.7	688.1	1,203.3
Concentrates sold (‘000 tonnes)	206.2	181.9	190.2	182.0	176.6	646.6	548.8	828.6
Revenue by metals in concentrates
Copper	174.2	178.5	196.6	173.7	209.2	584.1	579.5	762.6
Gold	45.8	42.8	37.5	26.6	34.2	377.1	98.3	419.9
Silver	6.3	3.3	3.4	3.3	3.5	17.6	10.3	20.8
Operating cash flow	24.0	18.2	88.5	51.5	94.7	381.0	234.7	399.2
Cost of sales	232.5	184.3	194.4	188.9	197.8	677.5	581.0	861.8
Production and delivery costs	134.3	112.5	120.7	117.7	123.4	401.4	361.8	513.9
Depreciation and depletion	88.5	79.5	78.3	75.0	77.4	266.4	230.7	345.9
Capital expenditure on cash basis	74.4	142.7	147.9	205.2	234.0	183.6	587.1	326.3
Underground	46.7	121.0	136.4	184.7	205.6	105.8	526.7	226.8
Open pit (2)	27.7	21.7	11.5	20.5	28.4	77.8	60.4	99.5
Royalties	13.9	13.0	14.3	12.5	14.5	55.1	41.4	68.1
Operating cash costs(3)	187.8	175.4	168.4	163.6	161.9	599.9	494.0	775.3
Unit costs ($)
Cost of sales (per pound of copper sold)	2.31	2.22	2.23	2.30	2.43	2.03	2.32	2.07
C1 (per pound of copper produced) (3)	1.56	1.57	1.85	1.92	1.83	0.86	1.87	1.02
All-in sustaining (per pound of copper produced) (3)	2.00	1.90	2.15	2.27	2.76	1.36	2.39	1.48

Financial position
Cash and cash equivalents ($’000,000)	1,436.5	1,417.8	1,386.3	1,378.5	1,485.5			1,417.8

(1)

Any financial information in this press release should be reviewed in conjunction with the Company‘s consolidated financial statements or condensed interim consolidated financial statements for the reporting periods indicated.

(2)	Open-pit capital expenditure includes both sustaining and non-underground development activities.
(3)	Please refer to the NON-GAAP MEASURES section of this press release for further information.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com
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TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Income

(Stated in thousands of U.S. dollars)

(Unaudited)

		Three Months Ended		Nine Months Ended
		September 30,		September 30,
	Note	2017	2016	2017	2016

Revenue	4	$246,944	$226,341	$688,078	$978,739
Cost of sales	5	(197,774)	(232,490)	(581,010)	(677,533)
Gross margin		49,170	(6,149)	107,068	301,206

Operating expenses	6	(74,465)	(75,871)	(150,760)	(243,202)
Corporate administration expenses		(4,099)	(4,836)	(14,253)	(13,495)
Other income		4,013	10,811	5,327	4,046
Income (loss) before finance items and taxes		(25,381)	(76,045)	(52,618)	48,555

Finance items
Finance income	7	39,074	38,132	118,458	54,906
Finance costs	7	(37,072)	(45,493)	(122,075)	(72,836)
		2,002	(7,361)	(3,617)	(17,930)
Income (loss) from operations before taxes		(23,379)	(83,406)	(56,235)	30,625

Income and other taxes		71,061	5,611	133,238	(10,830)
Income (loss) for the period		$47,682	$(77,795)	$77,003	$19,795

Attributable to owners of Turquoise Hill Resources Ltd.		65,345	(31,401)	130,159	117,293
Attributable to owners of non-controlling interests		(17,663)	(46,394)	(53,156)	(97,498)
Income (loss) for the period		$47,682	$(77,795)	$77,003	$19,795

Basic and diluted earnings per share attributable to Turquoise Hill Resources Ltd.	19	$0.03	$(0.02)	$0.06	$0.06

Basic weighted average number of shares outstanding (000’s)		2,012,314	2,012,314	2,012,314	2,012,314

The notes to these financial statements, which are available on our website, are an integral part of the consolidated financial statements.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com
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TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Comprehensive Income

(Stated in thousands of U.S. dollars)

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2016	2017	2016

Income (loss) for the period	$47,682	$(77,795)	$77,003	$19,795

Other comprehensive income (loss):
Items that have been / may be classified subsequently to income or loss:
Fair value movements:
Gains (losses) on revaluation of available for sale investments (Note 16)	983	3,533	1,822	(182)
(Gains) losses on revaluation of available for sale investments transferred to the statement of income (Note 16)	-	257	(39)	2,369
Other comprehensive income (loss) for the period (a)	$983	$3,790	$1,783	$2,187

Total comprehensive income (loss) for the period	$48,665	$(74,005)	$78,786	$21,982
Attributable to owners of Turquoise Hill	$66,328	$(27,611)	$131,942	$119,480
Attributable to owners of non-controlling interests	(17,663)	(46,394)	(53,156)	(97,498)
Total comprehensive income (loss) for the period	$48,665	$(74,005)	$78,786	$21,982

  (a) No tax charges and credits arose on items recognized as other comprehensive income or loss in 2017 (2016: nil).

  The notes to these financial statements, which are available on our website, are an integral part of the consolidated financial statements.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com
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TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Cash Flows

(Stated in thousands of U.S. dollars)

(Unaudited)

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2017	2016	2017	2016

Cash generated from operating activities before interest and tax	18	$94,715	$23,953	$234,659	$381,009

Interest received		15,982	5,887	42,656	9,281
Interest paid		(494)	-	(120,311)	(16,161)
Income and other taxes paid		(1,145)	(257)	(5,623)	(67,983)
Net cash generated from operating activities		109,058	29,583	151,381	306,146

Cash flows from investing activities
Receivable from related party: amounts deposited	20	-	-	-	(4,156,284)
Receivable from related party: amounts withdrawn	20	230,000	-	500,000	-
Expenditures on property, plant and equipment		(234,029)	(74,380)	(587,071)	(183,602)
Proceeds from sale and redemption of financial assets		984	2,746	1,047	6,802
Proceeds from sales of mineral property rights and other assets		-	-	-	2,800
Other investing cash flows		-	149	173	222
Cash used in investing activities		(3,045)	(71,485)	(85,851)	(4,330,062)

Cash flows from financing activities
Net proceeds from project finance facility	13	1,118	-	4,200	4,274,321
Payment of project finance fees		(384)	-	(2,294)	(158,999)
Cash generated from financing activities		734	-	1,906	4,115,322

Effects of exchange rates on cash and cash equivalents		235	(57)	301	1,227
Net increase (decrease) in cash and cash equivalents		106,982	(41,959)	67,737	92,633

Cash and cash equivalents - beginning of period		$1,378,509	$1,478,470	$1,417,754	$1,343,878
Cash and cash equivalents - end of period		1,485,491	1,436,511	1,485,491	1,436,511
Cash and cash equivalents as presented on the balance sheets		$1,485,491	$1,436,511	$1,485,491	$1,436,511

  The notes to these financial statements, which are available on our website, are an integral part of the consolidated financial statements.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com
13

TURQUOISE HILL RESOURCES LTD.

Consolidated Balance Sheets

(Stated in thousands of U.S. dollars)

(Unaudited)

	Note	September 30, 2017	December 31, 2016

Current assets
Cash and cash equivalents	8	$1,485,491	$1,417,754
Inventories	9	217,560	260,668
Trade and other receivables		32,540	42,557
Prepaid expenses and other assets		27,858	23,456
Receivable from related party	10	1,369,501	979,544
		3,132,950	2,723,979

Non-current assets
Property, plant and equipment	11	7,011,543	6,417,031
Inventories	9	26,397	20,783
Deferred income tax assets	14	445,719	296,399
Receivable from related party and other financial assets	10	2,121,069	3,002,019
		9,604,728	9,736,232
Total assets		$12,737,678	$12,460,211

Current liabilities
Trade and other payables	12	$403,331	$253,405
Deferred revenue		53,912	36,702
		457,243	290,107

Non-current liabilities
Borrowings and other financial liabilities	13	4,152,121	4,139,143
Deferred income tax liabilities	14	22,753	8,072
Decommissioning obligations	15	122,705	118,903
		4,297,579	4,266,118
Total liabilities		$4,754,822	$4,556,225

Equity
Share capital		11,432,122	11,432,122
Contributed surplus		1,557,997	1,557,913
Accumulated other comprehensive income (loss)	16	1,381	(402)
Deficit		(4,132,596)	(4,262,755)
Equity attributable to owners of Turquoise Hill		8,858,904	8,726,878
Attributable to non-controlling interests	17	(876,048)	(822,892)
Total equity		7,982,856	7,903,986
Total liabilities and equity		$12,737,678	$12,460,211

  The notes to these financial statements, which are available on our website, are an integral part of the consolidated financial statements.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com
14

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Equity

(Stated in thousands of U.S. dollars)

(Unaudited)

Nine Months Ended September 30, 2017		Attributable to owners of Turquoise Hill
	Share capital	Contributed surplus	Accumulated other comprehensive income (loss) (Note 16)	Deficit	Total	Non-controlling Interests (Note 17)	Total equity

Opening balance	$11,432,122	$1,557,913	$(402)	$(4,262,755)	$8,726,878	$(822,892)	$7,903,986
Income for the period	-	-	-	130,159	130,159	(53,156)	77,003
Other comprehensive income for the period	-	-	1,783	-	1,783	-	1,783
Employee share plans	-	84	-	-	84	-	84
Closing balance	$11,432,122	$1,557,997	$1,381	$(4,132,596)	$8,858,904	$(876,048)	$7,982,856

Nine Months Ended September 30, 2016		Attributable to owners of Turquoise Hill
	Share capital	Contributed surplus	Accumulated other comprehensive income (loss) (Note 16)	Deficit	Total	Non-controlling Interests (Note 17)	Total equity
Opening balance	$11,432,122	$1,555,774	$(14)	$(4,473,360)	$8,514,522	$(718,909)	$7,795,613
Income for the period	-	-	-	117,293	117,293	(97,498)	19,795
Other comprehensive income for the period	-	-	2,187	-	2,187	-	2,187
Closing balance	$11,432,122	$1,555,774	$2,173	$(4,356,067)	$8,634,002	$(816,407)	$7,817,595

The notes to these financial statements, which are available on our website, are an integral part of the consolidated financial statements.

Contact

Investors and Media

Tony Shaffer

+ 604 648 3934

tony.shaffer@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Forward-looking statements

Forward-looking statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements respecting anticipated business activities, planned expenditures, corporate strategies, and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com
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such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including the price of copper, gold and silver, anticipated capital and operating costs, anticipated future production and cash flows, and the status of the Company’s relationship and interaction with the Government of Mongolia on the continued development of Oyu Tolgoi and Oyu Tolgoi LLC internal governance. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others, copper, gold and silver price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; development plans for processing resources; matters relating to proposed exploration or expansion; mining operational and development risks; litigation risks; regulatory restrictions (including environmental regulatory restrictions and liability); communications with local stakeholders and community relations; activities, actions or assessments by governmental authorities; events or circumstances that may affect the Company’s ability to deliver its products in a timely manner; currency fluctuations; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; capital and operating costs, including with respect to the development of additional deposits and processing facilities; and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking statements and information are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements or information.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in the Company’s Annual Information Form dated as of March 23, 2017 in respect of the year ended December 31, 2016 (the “AIF”).

Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF that may affect future results is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Turquoise Hill Resources Ltd.	Suite 354-200 Granville Street Vancouver, BC, Canada V6C 1S4	Telephone + 1 604 688 5755 Toll Free + 1 877 288 6975	turquoisehill.com
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